EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C. V6H 1H2

www.emgold.com

October 11, 2013	TSX Venture Exchange: EMR
OTCQB: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD ANNOUNCES STOCK OPTION GRANT

Emgold Mining Corporation ("Emgold" or the "Company") announces the grant of 3,000,000 incentive stock options, pursuant to its Stock Option Plan, to Directors, Officers, Employees, and Consultants of the Company. The options are exercisable at a price of $0.10 per share for a 5 year term, expiring October 11, 2018.

Any shares issued on the exercise of these stock options will be subject to a four-month hold period from the date of the grant. This stock option grant is subject to approval of the TSX Venture Exchange.

About Emgold Mining Corporation

Emgold is an international exploration and development company based in Vancouver B.C., Canada. Incorporated in 1989, Emgold is listed on the TSX Venture Exchange under the symbol EMR. Emgold is also a 20F filer in the US and trades OTCQB under the symbol EGMCF. The Company's objective is to generate value for its stakeholders by acquiring, and developing quality properties in stable jurisdictions of the world, and advancing them through exploration, permitting, construction and ultimately create a new gold producing company. Emgold currently has properties located in Nevada, California, and British Columbia.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 778-375-3106
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Statements with respect to the use of proceeds of the disposition may be "forward-looking statements" within the meaning of applicable securities laws. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in or that may be inferred from the forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law.